Kukui’ula Development Company (Hawaii), LLC
(A Limited Liability Company) and Subsidiaries
Consolidated Financial Statements as of and for the
Years Ended December 31, 2021 and 2020, and Independent Auditors’ Report

INDEPENDENT AUDITOR’S REPORT
To Kukui’ula Development Company (Hawaii), LLC:
Opinion
We have audited the consolidated financial statements of Kukui’ula Development Company (Hawaii), LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Emphasis of Matter
As discussed in Note 2 to the financial statements, in September 2021, the Company entered into a purchase and sale agreement with a third-party buyer to sell the Company, which will occur in two phases. During the year ended December 31, 2021, the Company completed the closing of Phase I of the sale transaction, which consisted of the sale of the Company’s business development and sales operations and substantially all of the Company’s assets. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.
Auditor’s Responsibility for the Audits of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

August 25, 2022

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS

CASH	$9,564,716	$10,607,167

REAL ESTATE UNDER DEVELOPMENT—Net	—	491,498,466

PROPERTY AND EQUIPMENT—Net	—	333,194

PROPERTY HELD FOR SALE	—	725,000

DUE FROM AFFILIATES	1,095	72,679

OTHER ASSETS	22,194	1,183,508

TOTAL ASSETS	$9,588,005	$504,420,014

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES:
Notes payable
Accounts payable and accrued expenses	$—	$13,978,933
Deferred revenue and contract liabilities	23,597	2,873,402
Retentions payable	—	1,750,812
Due to affiliates	—	409,749
	3,530	334,560
Total liabilities
	27,127	19,347,456
COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBERS’ EQUITY	9,560,878	485,072,558

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$9,588,005	$504,420,014

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

REAL ESTATE SALES—Net	$91,700,163	$14,790,936

COST OF SALES	76,331,770	8,109,127

	15,368,393	6,681,809

OPERATING EXPENSES (CREDIT):
Marketing	(25,536)	511,923
General and administrative	1,220,126	700,111
Depreciation and amortization	55,605	70,931

Total operating expenses	1,250,195	1,282,965

GAIN (LOSS) ON DISPOSAL OF PROPERTY AND EQUIPMENT	(398,921)	114,355

OPERATING INCOME	13,719,277	5,513,199

OTHER INCOME (EXPENSES):
Interest income	1,328	17,179
Other income	233,954	270,951
Other expenses	(33,826)	(24,757)

Total other income	201,456	263,373

LOSS ON SALE OF BUSINESS	(296,546,178)	—

NET INCOME (LOSS)	$(282,625,445)	$5,776,572

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Total

BALANCE—January 1, 2020	$479,095,986

Net income	5,776,572

Contributions	200,000

BALANCE—December 31, 2020 (Unaudited)	485,072,558

Net loss	(282,625,445)

Distributions	(192,886,235)

BALANCE—December 31, 2021 (Audited)	$9,560,878

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(282,625,445)	$5,776,572
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Depreciation and amortization	55,605	70,931
Loss (gain) on disposal of property and equipment	398,921	(114,355)
Loss on sale of business	296,546,178	—
Changes in certain assets and liabilities:
Trade notes receivable	(14,480,066)	107,504
Real estate under development—net	42,124,577	(15,931,904)
Prepaid expenses	—	10,532
Due from affiliates	71,584	(7,677)
Other assets	(1,777,501)	(833,077)
Lease liability	—	42,093
Accounts payable and accrued expenses	748,490	(535,370)
Retentions payable	411,877	64,475
Due to affiliates	(331,030)	(60,644)
Deferred revenue	(812)	(10,253)

Net cash provided by (used in) operating activities	41,142,378	(11,421,173)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of business	165,141,163	—
Purchase of property and equipment	(6,756,824)	(17,326)
Proceeds from sale of property and equipment	6,296,000	4,366,866

Net cash provided by investing activities	164,680,339	4,349,540

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	9,257,029	—
Payments on notes payable	(23,235,962)	(5,670,291)
Distributions	(192,886,235)	—
Proceeds from CFD bonds	—	146

Net cash used in financing activities	(206,865,168)	(5,670,145)

NET DECREASE IN CASH	(1,042,451)	(12,741,778)

CASH—Beginning of year	10,607,167	23,348,945

CASH—End of year	$9,564,716	$10,607,167

OTHER CASH FLOW INFORMATION—Interest paid—net of interest
capitalization	$716,810	$353,092

SUPPLEMENTAL INFORMATION OF INVESTING AND FINANCING NON-CASH ACTIVITIES:
Note receivable exchanged for property held for sale	$—	$725,000

Right-of-use (ROU) assets obtained in exchange for operating lease obligations	$—	$258,311

See notes to consolidated financial statements.

KUKUI’ULA DEVELOPMENT COMPANY (HAWAII), LLC
(A LIMITED LIABILITY COMPANY) AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
1.SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
a.    Company Operations
Kukui’ula Development Company (Hawaii), LLC (a limited liability company) and subsidiaries (the “Company,” KDCH, “we,” or “our”) is a Hawaii limited liability company formed on April 25, 2002, by KDC, LLC (KDC), a Hawaii limited liability company, and DMB Kukui’ula LLC (DMB), an Arizona limited liability company. The principal activity of the Company is the development of a residential luxury resort community in Poipu, Kauai (the “Project”), and includes a luxury 18-hole golf course surrounding the Project and resort facilities, which consists of a golf clubhouse, restaurant, and spa facilities. In September 2021, the Company entered into an agreement to sell substantially all of its assets and liabilities to a third-party purchaser (see Note 2).
b.    Basis of Presentation and Consolidation
The Company’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its wholly owned subsidiaries, Kukui’ula South Shore Community Services LLC, KDCH Workforce Housing LLC, Koloa Housing I LLC (“Koloa Housing”), Makai Cottage Model LLC, and Kukui’ula Makai LLC. All significant intercompany transactions and balances have been eliminated in consolidation. All subsidiaries except for Kukui’ula South Shore Community Services LLC (KSSCS) were dissolved in 2021 in connection with the sale of business (see Note 2).
c.    Revenue and Cost Recognition
In accordance with Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Topic 606, we apply the following steps in determining the timing and amount of revenue to recognize: (1) identify the contract with our customer; (2) identify the performance obligation(s) in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, if applicable; and (5) recognize revenue when (or as) we satisfy the performance obligation. The performance obligation and subsequent revenue recognition for our two sources of revenue are outlined below:
•Revenue from closings of real estate sales is recognized when closings have occurred; the risks and rewards of ownership are transferred to the buyer; and we have no continuing involvement with the property, which is generally upon the close of escrow. Revenue is reported net of any discounts and incentives.
•Revenue from land sales to homebuilders is recognized when title passes and collectibility of the receivable is reasonably assured and we have no continuing involvement with the property, which is generally upon the close of escrow.
Land and lot sale contract assets consist of cash from home closings. Contract liabilities include trade credit incentives that are recognized as revenue upon use or expiration of the credit, as defined in the sales agreement, and are classified as deferred revenue and contract liabilities in our accompanying consolidated balance sheets. Revenues expected to be recognized in any future year related to remaining performance obligations (if any) and contract liabilities expected to be recognized as revenue are not material.
Direct selling costs include commissions, legal costs, and other selling costs directly related to the individual lots sold and are recorded as prepaid expenses in the accompanying consolidated balance sheets and expensed in the period in which the related revenue is recognized, as earned, or when the sales contract is canceled.
d.    Cash
Cash consists of cash on hand and demand deposits with financial institutions. We do not hold any investments with initial maturities of three months or less, which would be considered cash equivalents at December 31, 2021 and 2020.
e.    Management Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods.
f.    Real Estate Under Development
The Company capitalizes all of the direct costs of development of the Project, including real estate taxes and other carrying costs incurred during the development period. Lot development costs are accumulated and released through the revenue recognition model. Cost of lot closings includes all related allocated land acquisition, land development, and other common costs (both incurred and estimated to be incurred) that are allocated based upon the total number of lots expected to be closed. Any changes to the estimated total development costs of a community or phase are allocated to the remaining lots.
Cost of lot closings includes closing costs, land acquisition and development costs, development period interest, and common costs. Estimates of costs incurred, or to be incurred but not paid, are accrued and expensed at the time of closing. Land development, acquisition, and common costs are allocated to each lot based on the percentage of completion.
g.    Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Building and improvements	5 to 27.5 years
Vehicles	5 years
Computer and equipment	3 to 5 years
Furniture and fixtures	5 years
Leasehold improvements	Lease term
h.    Long-Lived Assets
The carrying values of long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If the undiscounted future cash flows (without interest charges) are less than the carrying amount of an asset, an impairment loss is recognized to the extent that the asset’s carrying amount exceeds its fair value. Fair value is reduced by the amount of estimated selling costs for the impaired assets that are held for sale.
i.    Marketing Expenses (Credit)
The Company records marketing expenses as incurred from an affiliate. For the years ended December 31, 2021 and 2020, marketing expenses (credit) were $(25,000) and $0.5 million, respectively. During the year ended December 31, 2021, marketing expenses included a marketing fee credit of $1.2 million.

j.    Capitalization of Interest
The Company capitalizes interest cost on borrowings incurred during the new construction or upgrade of qualifying assets. Capitalized interest for the years ended December 31, 2021 and 2020, was approximately $0.7 million and $1.2 million, respectively. Total interest paid for the years ended December 31, 2021 and 2020, was approximately $0.7 million and $1.5 million, respectively.
k.    Income Taxes
As a limited liability company, the Company’s taxable income or loss is allocated to KDC and DMB (the “Members”) in accordance with the Operating Agreement of Kukui`ula Development Company (Hawaii), LLC (the “Operating Agreement”). No provision has been made in the consolidated financial statements for federal or state income taxes, as these taxes are the responsibility of the individual Members.
l.    Concentrations of Credit Risk
The Company maintains cash balances in financial institutions at December 31, 2021 and 2020, which, at times, may exceed US federally insured limits. The Company has not experienced losses in these accounts and management believes there is no significant credit risk related to cash.
2.SALE OF BUSINESS
In September 2021, the Company entered into a Purchase and Sale Agreement (PSA) with Brue Baukol Capital Partners (the “Buyer”), a third-party buyer, to sell the Company for $183.5 million. As described in the PSA, the sale of the Company will occur in two phases (the “Transaction”), as the Hawaii Public Utilities Commission (HPUC) is required to approve the sale of any public utility in the state of Hawaii. The closing of first phase of the Transaction (“Phase I Closing”) will consist of the sale of the Company’s business development and sales operations, in addition to substantially all of the Company’s assets. The closing of phase two of the Transaction (“Phase II Closing”) will consist of the sale of KSSCS and the membership interest of DMB and KDC to the Buyer for modest consideration.
During the year ended December 31, 2021, the Company completed the Phase I Closing, which consisted of the sale of the Company’s business. At the time of the disposal, the business included total assets of $467.9 million and total liabilities of $6.2 million. The total asset balance was primarily composed of real estate under development of $449.4 million, notes receivable of $14.5 million, and refundable deposits of $2.9 million. The total liability balance was primarily composed of accounts payable and accrued expenses of $3.6 million. The transaction and other costs related to the sale of $18.7 million were primarily composed of inventory adjustments for lots that sold prior to the transaction closing, guaranteed maximum price contract credits, broker commissions and title, settlement, and recording charges. As the assets and liabilities sold met the definition of a business and as the sale of the business did not represent a contract with a customer, the Company recognized a loss on the disposal of $296.5 million presented in the consolidated statements of operations as loss on sale of business.
As of December 31, 2021, the Phase II Closing has not occurred.
3.DEFERRED REVENUE AND CONTRACT LIABILITIES
Deferred revenue and contract liabilities as of December 31, 2020, consisted of the following:

2020
Contract liabilities	$1,750,000
Other deferred revenue	812

Total	$1,750,812

In 2020, contract liabilities consisted of deferrals related to contractual trade incentive credits. In 2021, the remaining deferred revenue and contract liabilities were assumed by the Buyer upon completion of the Phase I Closing (see Note 2).
4.PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of December 31, 2020:

2020
Buildings and improvements	$4,148,499
Leasehold improvements	28,998
Furniture and fixtures	430,252
Vehicles	368,163
Computers and equipment	1,127,383
Other	644,671

Total property and equipment	6,747,966

Less accumulated depreciation	(6,414,772)

Property and equipment — net	$333,194

In both 2021 and 2020, the Company capitalized approximately $0.03 million of depreciation expense, which was recorded in real estate under development in the accompanying consolidated balance sheets. In 2021, the remaining property and equipment was sold to the Buyer upon completion of the Phase I Closing (see Note 2).
5.NOTES PAYABLES
Notes payable consisted of the following as of December 31, 2020:

	2020
	Stated Rate	Maturity Date	Principal Outstanding
A&B Properties Hawaii, LLC Series T:
Tranche A	LIBOR + 7.00%	August 20, 2022	$5,355,933
Tranche B	LIBOR + 7.00%	August 20, 2022	5,750,000
The Brown Family Trust	LIBOR + 7.00%	August 20, 2022	2,873,000

Total			$13,978,933
In 2007, the Company entered into a loan agreement with First Hawaiian Bank to fund a portion of the purchase and renovation of the Koloa Housing project. Effective October 23, 2019, the Company amended the loan agreement to extend the maturity date to June 26, 2020; modify required monthly principal payments; and set the interest rate at the London InterBank Offered Rate (LIBOR), plus 2.75%. The interest rate on the notes payable was 4.45% as of December 31, 2019. The loan was repaid in full in 2020.
In 2017, the Company entered into a loan agreement with two related parties to develop a specific parcel. The Company may borrow up to a maximum of $16 million from one related party. The other related party purchased a lot for $4 million during the year ended December 31, 2017. Concurrent with that lot sale, the Company obtained an additional revolving construction loan up to a maximum of $4 million from the second related party. The outstanding balance on the notes with Alexander & Baldwin and The Brown Family Trust at December 31, 2020, amounted to $14 million. The outstanding principal balance accrued interest at a rate of LIBOR, plus 7% per annum, and payments are due at the earlier of the lot sales within the specified parcel or loan maturity in 2022. These notes were repaid in full in 2021 with proceeds from the sale of the business (see Note 2).
In March 2021, the Company entered into a construction loan for $18.9 million to develop a specific parcel. The loan accrued interest of 5% and matured on March 1, 2024. The loan was collateralized by the parcel and was to be repaid with the proceeds from the sale of the parcel. This loan was repaid in full in 2021 with proceeds from the sale of the business (see Note 2).
The Company was in compliance with all debt covenants for the years ended December 31, 2021 and 2020.
6.MEMBERS’ EQUITY
Pursuant to the terms of the Operating Agreement, as amended, DMB was obligated to fund all capital needs necessary to complete the Project.
In accordance with the Amended and Restated Operating Agreement, the contributions made by the Members prior to March 20, 2009, shall not affect the allocation of distributions.
In 2020, KDC contributed approximately $0.2 million in principal preferred contributions. In 2021, no principal preferred contributions were made by either Member. DMB and KDC entered a Reimbursement Agreement and Escrow Instructions in December 2021 in which the final allocable shares was stipulated to be 30.55% for DMB and 69.45% for KDC, which resulted in members’ equity balances of DMB and KDC of approximately $2,921,000 and $6,640,000, respectively, at December 31, 2021. As of December 31, 2021 and 2020, DMB and KDC each fulfilled the Additional Capital Contributions, Preferred Capital Contributions, and Supplemental Capital Contributions requirements.
The Amended and Restated Operating Agreement requires the Company to allocate profits and losses to Members using the hypothetical liquidation at book value method (the “HLBV method”). The Amended and Restated Operating Agreement states that under the HLBV method, the Company will distribute net cash flow available to the Members first to the Principal Preferred Capital Return, second to three-fifths of the Optional Capital Return and Supplemental Capital Returns, third to the remaining two-fifths of the Optional Capital Return, fourth to the Preferred Capital Return, and last to the Members in proportion to their respective Additional Capital Contributions.
7.TRANSACTIONS WITH AFFILIATES
a.    Project Administration Fees and Reimbursements
The Operating Agreement provides for reimbursement to Members or their affiliates for salaries or other reimbursable expenses payable for employees who provide regular and substantial services to the Project. Total amounts reimbursed were approximately $8.9 million and $5.3 million to DMB and its affiliates for 2021 and 2020, respectively, and $0 to KDC and its affiliates for 2021 and 2020. These costs are recorded as real estate under development in the accompanying consolidated balance sheets as their services are directly attributable to the Project.
b.    Water Delivery Agreement
The Company entered into a water delivery agreement with McBryde Sugar Company, Limited, an affiliate of KDC, on April 25, 2002 (the “Agreement”). A minimum charge of approximately $0.04 million is due in advance every quarter beginning April 1, 2003, through the termination of the Agreement by the Company or by default, as specified in the Agreement. Total payments made under the Agreement during 2021 and 2020 were approximately $0.3 million. The Company’s obligations under this agreement were transferred to the Buyer upon completion of the Phase I Closing (see Note 2).

c.    Due from and Due to Affiliates
Due from and due to affiliates consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Due from affiliates	$1,095	$72,679
Due to affiliates	(3,530)	(334,560)

Net due to affiliates	$(2,435)	$(261,881)
Amounts due from affiliates at December 31, 2021 and 2020, represent reimbursements for insurance bills, legal bills, the tax paid on the interest income for the affiliate’s notes receivable and various other reimbursements.
Amounts due to affiliates at December 31, 2021 and 2020, represent payables for reimbursements of payments related to water delivery fees, marketing expenses, sales expenses, and various other payments.
8.COMMUNITY FACILITIES DISTRICT
Tax-exempt bond financing is utilized to fund and manage portions of the Project’s public and private infrastructure. In 2019 and 2012, $20.3 million and $11.9 million, respectively, in bonds were issued by the County of Kauai’s (the “County”) Community Facilities District (CFD) No. 2008-1, an independent special-purpose unit of the County government, established and operating in accordance with Chapter 26 of the Kauai County Code of 1987. The Company received approximately $18.8 million and $8.1 million of the bond proceeds, which was recorded as a reduction of real estate under development in 2019 and 2012, respectively. The remaining proceeds were used to fund the County’s public improvements, establish a reserve account, and to pay for a portion of the bond issuance costs.
The bonds are serviced by special assessments levied on certain developable and developed property, as defined, in the Project, the assessments constitute a liability against the developable and developed property, and are intended to secure the CFD’s ability to meet bond-servicing obligations. The Company records and pays assessments on parcels owned when such assessments are fixed and determinable. The assessments are not a liability of the Company or any other landowner within the CFD, but are obligations secured by the land. After a parcel is sold, the Company no longer pays the assessments on the parcels sold and any future assessments become the responsibility of the new owner and its successors in title until the bonds are paid in full. During the years ended December 31, 2021 and 2020, the Company paid approximately $0.6 million and $0.5 million, respectively, in special taxes, which were recorded in real estate under development in the accompanying consolidated balance sheets.
The CFD also has the ability to levy special assessments on the undeveloped land currently owned by the Company (“Additional Assessments”) should the initial special assessment be deemed insufficient to meet the reserve requirement stipulated in the ordinance, as defined. The Company’s exposure to potential Additional Assessments is equal to the remaining CFD debt service, less existing reserves, and the Company’s anticipated share of the initial special assessments throughout the term of the CFD bonds. The CFD bonds mature serially from 2014 through 2042. Management evaluates the Company’s exposure to any potential Additional Assessments at each consolidated balance sheet date and provides accruals as deemed necessary. As of December 31, 2020, no accrual was deemed necessary. The Company’s exposure was transferred to the Buyer upon the completion of the Phase I Closing (see Note 2).
9.COMMITMENTS AND CONTINGENCIES
a.    Kukui`ula Community Association and the Club at Kukui’ula
In 2005, the Kukui’ula Community Association (the “Association”) and The Club at Kukui’ula (the “Club”) were formed to operate, maintain, and manage certain amenities and common areas, as defined. The Company is required to pay to the Association and the Club the lesser of the respective membership/maintenance fees or operating subsidies of the Association and the Club, until all of lots are conveyed to the owners, which are recorded as real estate under development in the accompanying consolidated balance sheets. For the years ended December 31, 2021 and 2020, approximately $0.9 million and $6.2 million, respectively, were paid by the Company to the Club and approximately $0.1 million and $0.3 million, respectively, were paid by the Company to the Association. All requirements to pay the Association and the Club were assumed by the Buyer upon the completion of the Phase I Closing (see Note 2). As of December 31, 2020, the Company did not have receivables related to expenses paid by the Company that will be reimbursed by the Association and the Club.
b.    Litigation
The Company is involved in certain litigation incurred in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company.
c.    Leases—The Company as Lessee
The Company leased vehicles and equipment that have lease terms that expire through 2025. All leases were assigned to the Buyer upon completion of the Phase I Closing (see Note 2). For the years ended December 31, 2021 and 2020, lease expense was $0.08 million and $0.12 million, respectively.
Supplemental consolidated balance sheets information related to operating leases as of December 31, 2020, was as follows:

2020
Weighed-average remaining lease term (years)	3.34
Weighted-average discount rate	5.0%

Supplemental consolidated statements of cash flows information related to operating leases for the year ended December 31, 2020, was $0.1 million, in operating cash outflows for operating leases. For the year ended December 31, 2020, the Company obtained $0.3 million in new operating leases. Lease liabilities and ROU assets for operating leases as of December 31, 2020, were $0.2 million and $0.3 million, respectively. The remaining leases were transferred to the Buyer upon completion of the Phase I Closing (see Note 2).
d.    Leases—The Company as Lessor
The Company leased real estate property to tenants under operating leases. In March 2020, the Company sold its leased property for $4.5 million and recorded a gain of $0.1 million. The Company no longer has any lease agreements where they are the lessor. Total rental income under these operating leases were $0.1 million for the year ended December 31, 2020.
10.SUBSEQUENT EVENTS
The Company has evaluated subsequent events through August 25, 2022, the date the consolidated financial statements were available to be issued.
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